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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                               -------------------

                               GOLD FIELDS LIMITED
                                (Name of Issuer)

                               -------------------


  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE
                                 RAND 0.50 EACH
                   ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

                         (Title of Class or securities)

                               -------------------
                      AMERICAN DEPOSITARY SHARES: 38059T106
                           ORDINARY SHARES: 38059R100
                                 (CUSIP Number)
                               -------------------

                                  DMITRY RAZUMOV
                             22 VOZNESENSKY PEREULOK
                                 MOSCOW, 125009
                                     RUSSIA

                                 with a copy to:

                           WILLIAM A. PLAPINGER, ESQ.
                             SULLIVAN & CROMWELL LLP
                                1 NEW FETTER LANE
                                 LONDON EC4A 1AN
                                     ENGLAND
                             (011) (44) 20 7959-8900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

OCTOBER   16,   2004   (Date   of   Event  to   Which   This   Filing   Relates)
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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 38059T106 / 38059R100
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         Names of Reporting Persons
         MMC NORILSK NICKEL
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
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   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         BK, WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.03%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         VLADIMIR O. POTANIN
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (1)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (1)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.03%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MIKHAIL D. PROKHOROV
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (2)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (2)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.03%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(2) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, relating to the ordinary shares, par value Rand 0.50 per share (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D". Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         The first paragraph of Item 2 is hereby deleted and the following paragraph added to the end of Item 2:

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Shares (if any) held by Harmony Gold Mining Company Limited ("Harmony") or that Harmony is a beneficial owner of the Shares referred to above. Pursuant to Rule 13d-5(b), the Reporting Persons and Harmony may be deemed to be a group; however, the Reporting Persons disclaim membership in any group with Harmony and beneficial ownership of any Shares of Harmony.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated as follows:

         On September 6, 2004, Harmony met with Norilsk Nickel and informed it of Harmony's proposed transaction to acquire all the shares in the Company (the "Proposed Offer"). In discussions that followed, Harmony stated that it was not prepared to proceed with the proposed transaction unless Norilsk Nickel entered into an irrevocable undertaking (the "Undertaking") whereby Norilsk Nickel would agree to support the Proposed Offer on the terms outlined in the Undertaking. Harmony and Norilsk entered into discussions regarding the terms of the Undertaking, subject to board approval, finalization of the structure of the Proposed Offer and discussions with regulatory authorities. On October 16, 2004, the board of directors of Norilsk Nickel approved the Undertaking and Norilsk Nickel entered into the Undertaking.

         Pursuant to the Undertaking, Norilsk Nickel agreed: (i) not to dispose of or in any way encumber all or any of its Shares or grant any right or restriction in connection with its Shares; (ii) to vote all of its Shares against the proposed sale by the Company of its non-South African assets to IAMGold Corporation ("IAMGold"); (iii) not to accept the early settlement offer (as defined in the Announcement attached to the Undertaking) in respect of any of its Shares; and (iv) provided that the Proposed Offer is subject to and made on the same terms and conditions as the Terms and Conditions (as defined in the Undertaking), to accept the subsequent offer (as defined in the Announcement attached to the Undertaking) in respect of all of its Shares, in accordance with the terms of the Proposed Offer, once the approvals required from the South African Competition Authorities and the South African Reserve Bank and any other required regulatory approvals to enable the Proposed Offer to be implemented in accordance with its terms are granted without conditions the effect of which would be materially detrimental to the value of the enlarged group or are granted subject to such material conditions which Norilsk Nickel confirms to Harmony in writing are acceptable to Norilsk Nickel, which acceptance shall not be unreasonably withheld or delayed.

         In addition, Norilsk Nickel agreed to vote all of the Shares it holds in favor of a scheme of arrangement in terms of section 311 of the South African Companies Act, No. 61 of 1973, as amended, if implemented by Harmony between the Company and the Company shareholders (other than Harmony) (the "Scheme of Arrangement"), provided Harmony implements the Scheme of Arrangement on the Terms and Conditions, and Norilsk Nickel acknowledged and accepted that the mechanics of such implementation will differ from the mechanics of the implementation of the Proposed Offer.

         The Undertaking is subject to certain conditions including but not limited to the following: (i) in the event a material adverse change in the business, financial or trading position, profits or prospects of Harmony occurs after the date of the Undertaking and such change is due to the occurrence of an act of god, force majeure, war or outbreak of hostilities or nationalization, expropriation or other expropriatory actions of a government having the same effect, Norilsk Nickel shall be released from its undertakings and obligations set forth in the Undertaking; and (ii) in the event a competing offer or transaction arises (the "Competing Offer"), Norilsk Nickel shall be released from its undertakings and obligations in the Undertaking for the purpose of accepting the Competing Offer, unless Harmony shall have made a revised offer on terms and conditions at least as favorable as such Competing Offer within 10 days of the announcement of such Competing Offer, provided that (a) such Competing Offer is serious and credible and (b) the value of such Competing Offer is at least 15% greater than the value of the Proposed Offer, determined by reference to the value of Harmony shares based on the closing price per Harmony share on the primary market in which Harmony shares are traded on the fifth trading day following the day on which the Competing Offer is announced and, if the Competing Offer includes publicly-traded securities, the closing price of such securities on the primary market on which such securities are traded on the fifth trading day following the day on which the Competing Offer is announced.

         The Undertaking terminates at the earliest of: (i) 20 May 2005; (ii) 30 days after the last of the required regulatory approvals has been obtained;
(iii) the date upon which the Proposed Offer lapses as a result of the non-fulfilment of any condition precedent to which the Proposed Offer is subject; and (iv) the date upon which the Proposed Offer is withdrawn for any reason.

         In addition, the Undertaking will lapse if the Proposed Offer is not made on or before November 1, 2004 or if Harmony fails to take all reasonable steps required to implement the Proposed Offer, including but not limited to calling a meeting of shareholders of Harmony, making any regulatory filings and mailing offer documentation to shareholders of the Company within a reasonable time period.

         A copy of the Undertaking is included as Exhibit G hereto and the description of the Undertaking contained herein is qualified in its entirety by reference to Exhibit G, which is incorporated herein by reference.

         Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The first two paragraphs of Item 5 are deleted and replaced as follows:

         (a)-(b) As of the date hereof, Norilsk Nickel beneficially owns 98,467,758 Shares, or 20.03% of the Shares outstanding as of June 30, 2004, based on the Company's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 12, 2004. Except as described elsewhere in this
Schedule 13D, the sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Norilsk Nickel. Each of Mr. Potanin and Mr. Prokhorov, through his ownership and/or control of Norilsk Nickel, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares. Accordingly, each of Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of such Shares, and thereby the beneficial owner of 98,467,648 Shares, or 20.03% of the outstanding Shares. Each of Mr. Potanin and Mr. Prokhorov disclaims beneficial ownership of all such Shares pursuant to Rule 13d-4 of the Act.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Shares (if any) held by Harmony or that Harmony is a beneficial owner of the Shares referred to above. Pursuant to Rule 13d-5(b), the Reporting Persons and Harmony may be deemed to be a group; however, the Reporting Persons disclaim membership in any group with Harmony and beneficial ownership of any Shares of Harmony.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         This Item 6 is hereby amended and restated as follows:

         The information set forth in Item 4 is hereby incorporated by this reference in this Item 6.

         Except as described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented as follows:

         The following exhibit is inserted after Exhibit F:

Exhibit G      Irrevocable Undertaking in Respect of a Proposal by Harmony
               Gold Mining Company Limited to Acquire All the Shares in Gold
               Fields Limited

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 18, 2004

                                            MMC NORILSK NICKEL

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name:  Mikhail Prokhorov
                                            Title: General Director



                                            VLADIMIR O. POTANIN

                                            By:  /s/ Vladimir O. Potanin
                                               ---------------------------------
                                            Name: Vladimir O. Potanin



                                            MIKHAIL D. PROKHOROV

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name: Mikhail Prokhorov

                                  EXHIBIT INDEX

Exhibit A         Officers and Directors of Reporting Persons.**
Exhibit B         Agreement Relating to Joint Filing of Schedule 13D.*
Exhibit C         Purchase Agreement.*
Exhibit D         Power of Attorney.*
Exhibit E         Facility Agreement.*
Exhibit F         Intercompany Purchase Agreement.**
Exhibit G         Irrevocable Undertaking in Respect of a Proposal by Harmony
                  Gold Mining Company Limited to Acquire All the Shares in Gold
                  Fields Limited.

* Filed with the initial statement on Schedule 13D on April 7, 2004. ** Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004.